Bruce Markets LLC
Exhibit 3
Form ATS-N Material Amendment (August 4, 2025)

The Bruce ATS revised Part III, Items 7 and 10 to add the Immediate or Cancel ("IOC") order type and add additional clarifying information of the behavior of Day and IOC orders in the ATS. These changes apply to the Subscribers of the ATS.

Part II, Item 7 was revised to add the Chair role for the BDO's management, who will have access to CTI.

This change applies to the Broker-Dealer Operator.

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7: Protection of Confidential Trading Information

The BDO's Compliance personnel grants access to CTI on a "rights of least privilege" basis when necessary to support Bruce ATS's:

- Operations;
- Risk management;
- Subscriber support services;
- Business and technological development and support;
- Systemic testing; and
- Regulatory reviews, testing, investigations, surveillances, and reporting.

The below personnel teams or units have access to CTI.

The BDO's management, comprised of the CEO, COO, ~~and~~ CCO and the Chair of the Board of Directors of Bruce Markets Holdings LLC ("Chair"). Management of the BDO have routine and supervisory responsibilities of the BDO and Bruce ATS, requiring access to all CTI.

The Chair's responsibilities will include, but are not limited to, operations, client engagement and processes of the BDO and Bruce ATS, inclusive of real-time data and CTI.

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The Chief Executive Officer of the BDO is responsible for all aspects of the BDO and Bruce ATS business and requires access to real-time and post-trade data to carry out his duties and responsibilities. Those responsibilities include but are not limited to Subscriber onboarding and support, monitoring system performance, surveillance, and supervision.

The Chief Compliance Officer of the BDO and additional compliance personnel who have responsibilities for the BDO require access to both real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of the BDO and Bruce ATS's compliance program, supervisory reviews and testing, trade surveillance, transaction and regulatory reporting, electronic communications review, research, investigation and the preparation and analysis of trade data.

The Chief Operating Officer along with the Operations & Support team of the BDO have access to both real-time and post-trade data. The Operations & Support team is the first point of contact for Subscriber and trade support, including Subscriber onboarding and use and implementation of Bruce ATS protocols. Access to real-time and post-trade data is essential to provide Bruce ATS Subscribers with fast and efficient support while resolving any issues. These personnel monitor system performance and connectivity throughout the Trading Session as well.

Shared Employees: Technology personnel may require access to all CTI to maintain network security, investigate any technical issues, provide software development and support, and manage the database infrastructure. Legal personnel may require access to post-trade CTI in connection with a litigation or regulatory matter, legal advice, or a merger or acquisition opportunity. Finance and accounting personnel require access to post-trade CTI in connection with the maintenance of the BDO's books and records as well as subscriber billing activities. All Shared Employees are subject to the written safeguards and written procedures to protect CTI described in this section, and are not permitted to use CTI that they have access to for unauthorized purposes. Any personnel, including personnel of parent of affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a Subscriber or other trading entity are strictly prohibited from accessing CTI.

All BDO personnel and Shared Employees will receive annual training on CTI.

With respect to service-providers, Ocean, S3 (via arrangement with Ocean), Nasdaq Data Business Inc., and Apex Clearing (the BDO's fully-disclosed clearing broker) will have access to CTI. The BDO has engaged Ocean to host, operate, and support the ATS and provide intraday surveillance monitoring tools and reports through its SMART platform, which necessitates that Ocean receive real-time order and execution data. Designated Ocean employees have access to intraday and historical Bruce ATS order and matching information in order to perform and manage various day-to-day troubleshooting, incident management and market operations tasks, software development, quality assurance, and maintenance activities. Such access also is required by Ocean in connection with conducting surveillance activities and managing Ocean's access entitlements for Bruce ATS. In addition, Ocean Compliance is responsible for managing requests for access and entitlements from within the Nasdaq organization and for overseeing Ocean's Information Barriers and Conflict Management policies and procedures, which are designed to control the potential breach and misuse of Bruce ATS's and other clients' confidential data. Ocean's receipt and usage of Bruce ATS data is subject to a confidentiality agreement.

Designated employees of S3, a subcontractor of Ocean, have access to Bruce ATS CTI for CAT and other reporting purposes on behalf of the BDO. These personnel have access to certain Subscriber identity and intraday and historical order and matching information. S3's receipt and usage of Bruce ATS data is subject to a confidentiality agreement.

Nasdaq Data Business Inc. has access to non-attributed quotes and non-attributed post-trade execution information, and its usage of Bruce ATS data is subject to contractual confidentiality provisions.

In connection with clearing services provided, the BDO's fully disclosed clearing broker, Apex Clearing, receives all of the executions of Bruce ATS's Subscribers. Those details include the Subscriber, quantity, side, symbol, time, and price of execution. As part of its relationship with the BDO, Apex Clearing is obligated to protect all CTI, including data and information related to Subscribers. Further, Apex Clearing is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.

Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii.the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity

ORDER TYPES, ORDER HANDLING, PRIORITY AND TIME-IN-FORCE

Bruce ATS only accepts firm limit orders ~~and~~ with Time-in-Force of "Day" or Immediate-or-Cancel ("IOC"). For the purposes of Bruce ATS, "Day and IOC" order refers to the full trading session of 8:00:00 P.M. ET to 4:00:00 A.M. ET the following day (the "Trading Session"). All orders and messages are handled via single thread processing. Bruce ATS automatically cancels all resting orders that have not been executed by 4:00:00 A.M.

Except for trading in stocks priced below $1.00, Bruce ATS does not accept orders with sub-penny values in the price field.

Bruce ATS does not route away.

Bruce ATS Order Book ranks orders by price / time based and are matched by price / time as well. Time priority is determined by the order receipt time. Trades are not priced or relate to NBBO, which is not available during the operation hours of Bruce ATS.

Order types cannot be modified since Bruce ATS only accepts limit orders.

Day Orders: For Day orders, the order will remain in the Bruce ATS until it is cancelled, the full quantity is executed, or the trading session closes. If a partial match of a Day Order occurs, the remainder of the Day Order will stay open in the ATS until it is matched, cancelled or expires.

Immediate-or-Cancel ("IOC") Orders: IOC orders will match immediately with eligible resting contra-side orders and Bruce ATS will cancel back the remaining balance. IOC orders may not be modified, replaced, cancelled or routed by the Subscriber.

Subscribers can cancel unexecuted Day orders at their discretion during the Trading Session.

Modifications to decrease an order's size through a cancel/replace instruction will maintain the original time priority of an order. Modifications that increase an order's size will result in a new time priority. Additionally, modifications to an order's price results in a new time priority.

Bruce ATS will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed.Order types may be rejected for several reasons, including but not limited to, a violation of Bruce ATS's FIX specification or Subscribers' pre-trade credit and risk limits as set by the BDO (discussed in Part III, Item 2).

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and begins accepting orders at 7:50:00 P.M. ET on each day the ATS is open for business. Bruce ATS does not accept and will reject all orders sent by Subscribers to Bruce ATS prior to 7:50:00 P.M. ET. Orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET and ranked by price / time. When the Trading Session opens at 8:00:00 P.M. ET, Bruce ATS begins matching orders based on the terms of the orders and price and time priority. Bruce ATS established a 20% reference price band for each NMS stock at the opening of each Trading Session. Specifically, Bruce ATS automatically cancels any order priced more than 20% above or below the last print at or prior to 7:30:00 P.M. ET on a national securities exchange during a post session, or the official closing price on a national securities exchange if former is not available. In limited circumstances, the BDO updates the reference price to reflect market news, corporate actions, and significant price movements subsequent to the prior regular day's session and prior to the beginning of the Trading Session. In its discretion, the BDO may halt trading in one or more security or all trading through Bruce ATS in order to manage risk as discussed further in Part III, Item 20.

If trading in an NMS stock is halted by an exchange during the regular day session, that stock is not eligible for trading during the subsequent overnight session. Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and trading halts are uncommon but possible during Bruce ATS's Trading Session. In the event an NMS stock is halted by an exchange during an overnight trading session, Bruce ATS cancels all orders for the affected NMS stock on the Bruce ATS's Order Book at the time of the trading halt and new orders are rejected. In the event that the halt is lifted, orders are accepted in the impacted security.

If a halt is imposed, Bruce ATS will notify all Subscribers and automatically cancel all orders in the Order Book for the subject security. Once the halt is lifted, Bruce ATS will notify all Subscribers that the halt has been lifted and that the subject security is available for trading.

Bruce ATS employs the same policies and procedures for order handling, pricing, priority, etc. as described in Part III, Item 7 once it re-opens and when a halt is lifted.

Bruce ATS does not use any special order acceptance, handling or execution procedures at the open, during a re-open or following stoppage of trading during regular trading hours.

At the open, during a re-open or following a stoppage, Bruce ATS accepts, handles, and executes orders and trading interests as described in Part III, Item 11(c).

      b. Are the process and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

X☐☐Yes   ☐☐No

If no, identify and explain any differences.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and Bruce ATS ~~only~~ accepts "Day and IOC" orders. At the end of each Bruce ATS Trading Session, Bruce ATS automatically cancels all unexecuted orders. As described in Part III, Item 10, orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET. At that time, orders are matched based on the terms of the orders and price and time priority. There is no unique handling of orders at the start of Bruce ATS's Trading Session hours, other than immediately executing any executable orders received between 7:50:00 P.M. ET and 8:00:00 P.M ET.

Following a stoppage of trading in a security during Bruce ATS's Trading Session, all orders are automatically canceled and upon the stoppage being lifted, Subscribers are notified that the security is available for trading. All orders are handled in the same manner when trading reopens.